UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)


                              Orion Network Systems
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title and Class of Securities)


                                  68628K 10 4(1)
                                 (CUSIP Number)


                                J. Gail Bancroft
                     Powell, Goldstein, Frazer & Murphy LLP
                          1001 Pennsylvania Avenue N.W.
                              Washington D.C. 20004
                                  202.624.7268
                      (Name, Address, and Telephone Number
           of Person Authorized to Receive Notices and Communications)


                                January 31, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

--------
(1) The Issuer has advised the filing entities that it has applied for a new CUSIP number but that such number is not yet available.

                                  SCHEDULE 13D


CUSIP NO. 68628K 10 4


--------------------------------------------------------------------------------
        1          Name of Reporting Person; S.S. or I.R.S. Identification No.
                   of Above Person

                   MCN Sat U.S., Inc.
--------------------------------------------------------------------------------

        2          Check the Appropriate Box if a Member of a Group     (a)
                                                                            ----
                                                                        (b)   X
                                                                            ----
--------------------------------------------------------------------------------
        3          SEC Use Only

--------------------------------------------------------------------------------
        4          Source of Funds
                   OO
--------------------------------------------------------------------------------
        5          Check Box If Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)
                   [  ]
--------------------------------------------------------------------------------
        6          Citizenship or Place of Organization
                   United States
--------------------------------------------------------------------------------
Number of Shares   7   Sole Voting Power
  Beneficially          1,021,428
  Owned by Each    -------------------------------------------------------------
Reporting Person   8   Shared Voting Power
                        None
                   -------------------------------------------------------------
                   9   Sole Dispositive Power
                        1,021,428
                   -------------------------------------------------------------
                   10  Shared Dispositive Power
                         None
--------------------------------------------------------------------------------
       11          Aggregate Amount Beneficially Owned by Each Reporting Person
                   1,735,714
--------------------------------------------------------------------------------
       12          Check Box if the Aggregate amount in Row (11) Excludes
                   Certain Shares   [  ]
--------------------------------------------------------------------------------
       13          Percent of Class Represented by Amount in Row (11)
                   13.7%
--------------------------------------------------------------------------------
       14          Type of Reporting Person
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 68628K 10 4


--------------------------------------------------------------------------------
        1          Name of Reporting Person; S.S. or I.R.S. Identification No.
                   of Above Person

                   Matra Marconi Space UK Limited
--------------------------------------------------------------------------------
        2          Check the Appropriate Box if a Member of a Group   (a)
                                                                          ------
                                                                      (b)   X
                                                                          ------
--------------------------------------------------------------------------------
        3          SEC Use Only

--------------------------------------------------------------------------------
        4          Source of Funds
                   OO
--------------------------------------------------------------------------------
        5          Check Box If Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)
                   [  ]
--------------------------------------------------------------------------------
        6          Citizenship or Place of Organization
                    England & Wales
--------------------------------------------------------------------------------
                   7   Sole Voting Power
                        714,286
                   -------------------------------------------------------------
Number of Shares   8   Shared Voting Power
  Beneficially          None
  Owned by Each    -------------------------------------------------------------
Reporting Person   9   Sole Dispositive Power
                        714,286
                   -------------------------------------------------------------
                   10   Shared Dispositive Power
                         None
--------------------------------------------------------------------------------
       11          Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,735,714
--------------------------------------------------------------------------------
       12          Check Box if the Aggregate amount in Row (11) Excludes
                   Certain Shares   [  ]
--------------------------------------------------------------------------------
       13          Percent of Class Represented by Amount in Row (11)
                   13.7%
--------------------------------------------------------------------------------
       14          Type of Reporting Person
                   CO
--------------------------------------------------------------------------------

Item 1.       Security and Issuer:

              Issuer:  Orion Network Systems, Inc. (the "Issuer")
                       2440 Research Boulevard, Suite 400
                       Rockville, Maryland 20850

              Security: Common Stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.       Identity and Background:

   Items 2(a) & (b) Name and Residence of Filing Persons:

                            MCN Sat U.S., Inc. ("MCN Sat")
                            c/o Matra Marconi Space S.A.
                            37, avenue Louis Breguet, B.P. 1
                            78146 Velizy Villacoublay
                            France

                            Matra Marconi Space UK Limited ("MMS")
                            Gunnels Wood Road
                            Stevenage, Hertfordshire SG1 2AS
                            England

   Item 2(c)                Not applicable

   Items 2(d) & (e)  During the last five years, neither MCN Sat nor MMS nor any of the executive officers or directors of either (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

   Item 2(f)          Citizenship:

                            MCN Sat:  United States

                                MCN Sat Directors and Executive Officers:
                                    Claude Goumy, Director and CEO,  and Georges
                                    Payet and Dominique Martres, both of whom are Directors, are citizens of the Republic of France.

                            MMS:  England and Wales

                                MMS Directors and Executive Officers:
                                    Nicholas E. Franks,  Managing  Director, and
                                    Ian G. King, Director, are citizens of Great
                                    Britain; Armand Carlier, Director, is a citizen of the Republic of France.

Item 3.                    Source and Amount of Funds or Other Consideration:

                            MCN Sat:

                            Under the Section 351 Exchange Agreement and Plan of Merger, dated as of June, 1996, as amended, among the Issuer, Orion Satellite Corporation, a Delaware corporation that is wholly owned by the Issuer and that is the general partner of International Private Satellite Partners, L.P. a Delaware limited partnership ("IPSP"), and each of IPSP's limited partners (including MCN Sat but excluding the Issuer) (the "Exchange Agreement"), MCN Sat received 17,875 shares of the Issuer's Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Preferred Stock") in consideration for (a) MCN
                            Sat's assignment to the Issuer of its limited partnership interest in IPSP, (b) the assignment to the Issuer by MCN Sat and MCN Sat Service S.A., a French corporation and an affiliate of MCN Sat ("Service") of all right, title and interest of MCN Sat and Service in and to certain IPSP-related documents, including agreements obligating IPSP to repay to MCN Sat and Service certain amounts paid to IPSP by MCN Sat Service pursuant to such documents, and (c) the termination of a certain other agreement under which IPSP was required to repay to MCN Sat certain amounts that MCN Sat previously paid to IPSP. MCN Sat's Shares of Preferred Stock are convertible at any time into 1,021,428 shares of Common Stock. The transaction contemplated by the Exchange Agreement (the "Exchange Transaction") closed on January 31, 1997.

                            MMS:

                            Pursuant to the Second Amended and Restated Purchase Contract, dated as of September 26, 1991, between IPSP and MMS (the "Purchase Contract"), IPSP is required to make periodic payments to MMS in respect of a spacecraft that it acquired from MMS under the Purchase

                            Contract (the "Incentive Payments"). Prior to January 31, 1997, certain financing documents to which IPSP was a party prevented IPSP from making such Payments. In December, 1996, MMS entered into Amendment #10 to the Purchase Contract ("Amendment #10") which required IPSP to pay to MMS on Amendment #10's effective date $13,000,000 of the Incentive Payments due on such date. It also required MMS to use $10,000,000 of the amount received from the Issuer to purchase $10,000,000 principal amount of the Issuer's Convertible Junior Subordinated Debentures, Due February 1, 2012 (Interest Payable in Common Stock) (the "Debentures") on such date. Amendment #10 became effective on January 31, 1997, and MMS purchased the Debentures on such date. The Debentures are convertible into 714,286 shares of Common Stock.

Item 4.                     Purpose of Transaction:

                            MCN Sat:

                            MCN Sat consented to participate in the Exchange Transaction to (a) facilitate the Issuer's stated business objectives, including the objective of simplifying IPSP's management to enable the Issuer to more easily access the capital markets and (b) terminate the continuing payment obligations of MCN Sat and Service under the IPSP-related documents to which reference is made in Item 3.

                            In satisfaction of an obligation of MCN Sat to British Aerospace plc, MCN Sat intends to transfer 1,914 shares of its Preferred Stock to British Aerospace plc or an affiliate thereof as soon as the Issuer permits such transfer to occur.

                            The Issuer will pay dividends on the Preferred Stock in Common Stock.

                            MMS:

                            MMS agreed to purchase the Debentures to facilitate the Issuer's business plans.

                            The Issuer will pay interest on the Debentures in Common Stock.

                            Neither MCN Sat nor MMS has any present intention to acquire additional securities of the Issuer (other than in payment of dividends or interest) or to dispose of the Preferred Stock, the Debentures, or the Common Stock into which the Preferred Stock or the Debentures may be converted but each reserves the right to take such action as it deems appropriate, in light of circumstances existing at the time, to acquire additional shares of Common Stock or to dispose of some or all of the

                            Preferred Stock, the Debentures, or the Common Stock into which the Preferred Stock or the Debentures may be converted, in the open market, in privately negotiated transactions, by tender offer, or otherwise.

Item 5.                     Interest in Securities of the Issuer:

                            By virtue of its acquisition of shares of Preferred Stock pursuant to the Exchange Transaction and the fact that said shares of Preferred Stock are convertible into shares of Common Stock at any time, MCN Sat is the beneficial owner of 1,021,428 shares of Common Stock,

                            By virtue of its purchase of the Debentures and the fact that the Debentures are convertible into shares of Common Stock at any time, MMS is the beneficial owner of 714,286 shares of Common Stock.

                            The percentage of the Issuer that MCN Sat will directly own upon conversion of the Preferred Stock is 8.04%. The percentage of the Issuer that MMS will directly own upon conversion of the Debentures is 5.62%. MCN Sat and MMS together beneficially own 1,735,714 shares of Common Stock, representing 13.66% of the Issuer, because the shares of Common Stock were acquired by the reporting entities in the same business transaction and because MCN Sat and MMS are affiliates.

Item 6.                     Contracts,    Arrangements,    Understandings,    or
                            Relationships  with Respect to the Securities of the
                            Issuer:

                            MCN Sat:

                            Resale Restriction Agreement. Pursuant to a Resale Restriction Agreement, dated as of January 31, 1997, between MCN Sat and the Issuer (the "Resale Agreement"), for a period of 180 days from the date of issuance of the Preferred Stock (the "Lock-up Period"), MCN Sat cannot, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge, or otherwise dispose of any shares of Common Stock issued upon conversion of the Preferred Stock or as dividends on such Preferred Stock without the prior written consent of the Issuer unless any such sale or disposition (a) is to a Company affiliate, as such term is defined in Rule 144 of the
                            Securities  Act of 1933,  as  amended,  and does
                            not involve a public distribution or public offering or (b) is effected (1) pursuant to a tender or exchange offer made by or on behalf of the Issuer or a third party, (2) in connection with a merger, consolidation, sale of all or substantially all of the assets, recapitalization, or similar transaction involving the Issuer, or (3) pursuant to a transaction not involving a public distribution or an offering registered under the Securities Act and not made through a broker, dealer, or market-maker pursuant to Rule 144.

                            The Resale Agreement also prohibits MCN Sat, for five years from the date of issuance of the
                            Preferred Stock, from transferring, during any 90-day period, any Common Stock that collectively represents more than 25% of the aggregate number of shares of Common Stock issuable upon the conversion of the Preferred Stock or as dividends on such Preferred Stock unless such transfer is (a) pursuant to an underwritten public offering pursuant to a registration statement under the Securities Act, (b) pursuant to a tender or exchange offer made by or on behalf of the Issuer or a third party, (c) in connection with a merger, consolidation, sale of all or substantially all of the assets, recapitalization, or similar transaction involving the Issuer, or (d) pursuant to a transaction not involving a public distribution or an offering registered under the Securities Act and not made through a broker, dealer, or market-maker pursuant to Rule 144.

                            Registration   Rights   Agreement.   The  shares  of
                            Preferred Stock are not registered under the Securities Act. The Registration Rights Agreement, among the Issuer and IPSP's former limited partners, including MCN Sat (the "MCN Registration Rights Agreement"), requires the Issuer to prepare and file, within 195 days after the issuance of the Preferred Stock, a shelf registration statement covering the registration of all Common Stock underlying the Preferred Stock that the holders thereof desire to include in the registration statement and that the Resale Agreement permits to be included and to periodically prepare and file additional registration statements covering Common Stock not covered by the initial shelf registration statement.

                            In addition, the Issuer must file a registration statement if, at any time after the expiration of a 180-day period following the date the Preferred Stock was issued, one or more holders of the Preferred Stock request the Issuer to register the sale of Common Stock with a market value of at least $17,500,000.

                            Also, the holders of the Preferred Stock may participate in other registration statements filed by the Issuer other than registration statements filed in connection with a business acquisition or combination or an employee benefit plan.

                            MMS is not a party to the Resale Agreement or the MCN Registration Rights Agreement.

                            MMS:

                            Registration Rights Agreement. The Debentures are not registered. The Registration Rights Agreement, dated January 31, 1997, among the Issuer, British Aerospace Holdings, Inc. ("BAe"), and MMS (the "MMS Registration Rights Agreement"), provides that each Debenture holder may demand, at any time after the 180th day following the issuance of the Debentures, that the Issuer register the sale of the Common Stock underlying such holder's Debentures pursuant to an underwritten offering. The MMS Registration Rights Agreement does not limit the number of demands that may be made but provides that the minimum market value of the Common Stock to be sold pursuant to any demand registration by BAe is $20 million and by MMS is $10 million. If either BAe or MMS makes a demand for registration, the other is allowed to `piggyback' on the demand registration statement. If the underwriters cannot sell all of the Common Stock for which a demand registration is requested, then the number of shares of Common Stock that each of MMS and BAe will be allowed to sell will be proportionate to the principal amount of Debentures then outstanding. If the underwriters can sell a greater number of shares than that for which the demand is made, then the Company and other holders of Common Stock may also `piggyback' on the registration statement, but their shares will be sold after the Debenture holders' Common Stock. The Issuer is not required to effect more than one demand registration every twelve months or within 90 days from the earlier of (a) the date upon which Common Stock is sold pursuant to a demand registration statement and (b) the date such registration statement ceases to be effective. Notwithstanding the foregoing, neither a demand by MMS nor a demand by BAe in any 12 month period will preclude a demand by the other.

                            Within 10 days following the first anniversary of the issuance of the Debentures and after each interest payment date occurring thereafter, the Issuer is required to register the sale of the Common Stock it delivers to MMS and BAe in payment of interest due on the Debentures. In addition, after the first anniversary of the Closing Date, it must register the sale of any other shares of Common Stock that MMS or BAe receives upon conversion of the principal of their Debentures unless the sale of such Common Stock is subject to another registration statement. The Issuer must use its best efforts to keep the shelf registration statement effective for 15 years or until all of the securities covered by the shelf registration statement are sold. The Issuer may direct a Holder to suspend sales of Common Stock pursuant to a shelf registration statement upon the occurrence of certain events specified in the MMS Registration Rights Agreement ("Suspension Events"). It may make this demand once every 12 months and one additional time during the term of the MMS Registration Rights Agreement but not during any other Suspension Event or within 90 days thereafter.

                            If the Issuer registers the offering of its Common Stock, MMS and BAe may require the Issuer to register the sale of all or a portion of their shares of Common Stock in the registration statement. If the underwriters cannot sell all of the shares of Common Stock proposed to be sold in the registration, then the underwriters first will sell the Common Stock offered by the Issuer and then will sell such other number of shares of Common Stock for which they determine there is a market. The number of such shares of Common Stock that each of MMS and BAe will be allowed to sell will be proportionate to the principal amount of Debentures then outstanding. Under certain circumstances, MMS and BAe may piggyback on other registrations.

                            MCN Sat is not a party to the MMS Registration Rights Agreement.

Item 7.                     Material to be Filed as Exhibits:

                            1.    Joint Filing Agreement.
                            2. Powers of Attorney appointing J. Gail Bancroft as attorney-in-fact.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 10, 1997



                                  MCN Sat U.S., Inc.


                                  /s/  Claude Goumy*
                                  -------------------------------
                                  Claude Goumy, President and CEO



/s/  J. Gail Bancroft
----------------------
*By  J. Gail Bancroft
      Attorney-in-Fact

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 10, 1997



                                          Matra Marconi Space UK Limited


                                          /s/  Nicholas E. Franks*
                                          -------------------------------
                                               Nicholas E. Franks




/s/  J. Gail Bancroft
-----------------------
*By  J. Gail Bancroft
      Attorney-in-Fact